
Mail Stop 3720

November 26, 2007

<u>Via U.S. Mail</u>

Mr. Joseph M. Leone
Vice Chairman and Chief Financial Officer
CIT Group, Inc.
505 Fifth Avenue
New York, NY 10017

   **RE: CIT Group, Inc.**
     **Form 10-K for the Year ended December 31, 2006**
     **Filed February 28, 2007**
     **File No. 001-31369**

Dear Mr. Leone:

   We have reviewed your supplemental response letter dated October 3, 2007 as well as your filing and have the following comments.  As noted in our comment letter dated September 18, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

   We note your response to comment 10e and the related disclosures concerning your home lending business and your residential mortgage portfolio securitization transaction contained in your Form 8-K dated September 18, 2007 and your Form 10-Q for the quarterly period ended September 30, 2007. Please expand your disclosures in future filings to fully address each of the following comments and advise us.

1.      Explain in detail why you decided on a strategy (selling securities to Freddie Mac which are backed by residential mortgages) which results in the residential mortgages remaining on the balance sheet, and therefore reclassified to held for investment so shortly after classifying your entire portfolio of residential mortgages to available for sale.  You should discuss specific underlying business reasons such as adverse market conditions and/or liquidity concerns.

2.      Advised us as to why you entered into the Master Repurchase Agreement with Morgan Stanley Bank.  If this transaction was necessary to alleviate liquidity concerns, you should provide a comprehensive discussion within your MD&A liquidity disclosure.

3.      We note of the $9.7 billion UPB in residential mortgages transferred back to assets held for investment, only $7.2 billion UPB were pledged against the $4.3 billion of securities issued in the on-balance sheet, non-recourse secured financing transaction.  Explain in detail what your intent is with respect to the additional $2.5 billion of residential mortgages, which were also reclassified from available for sale to assets held for investment in the third quarter.

4.      We note in your Form 10-Q that the securities sold to Freddie Mac, and the amount of residential loans which are collateral to those securities, increased from what was disclosed in your Form 8-K filed on September 24, 2007.  Disclose if you may be able to sell additional securities to Freddie Mac, and if so, describe the circumstances that must exist in order for you to be able to do so, and advise us.

5.      Please provide us with an update as to your on-going efforts to market the $498 million UPB of manufactured housing receivables which remain in held-for-sale.

6. We note the disclosure regarding your determination of fair value of the home lending receivables portfolio in Note 2 to the financial statements and on pages 25 and 26 of your September 30, 2007 Form 10-Q/A, as well as the discussion on page 22 of your June 30, 2007 Form 10-Q. In light of the significant fair value adjustments recorded for assets held for sale in both the second and third quarters, disclose in detail your methodology for determining the fair value of the home lending receivables for both the second and third quarters of 2007. Provide a comprehensive description of all of the key inputs and assumptions used in the valuation and advise us how you have determined that they are reasonable given the current deteriorating market environment for this type of asset. Explain any third quarter revisions made to your assumptions.

7. Help us to better understand, in terms of asset quality, the composition of the residential mortgages re-classified as held for investment in the third quarter, distinguishing between the $7.2 billion which is effectively collateral on the securities sold to Freddie Mac, and the $2.5 billion that was removed from assets held for sale, but does not appear to be part of the on-balance sheet, non-recourse secured financing. Also, tell us whether the Class 1-A floating rate certificates of the Trust continue to be rated AAA.

8. Tell us, in terms of asset quality, the composition of the residential mortgages classified as held for sale as of September 30, 2007.

9. Provide a more robust discussion in MD &A describing the impact of the closing of the home lending operations and the recent on-balance sheet, non-recourse secured financing transaction in September 2007 on your liquidity and capital resources, and earning trends, given the different accounting treatments for held for sale and held for investment assets after the transaction. Your discussion should provide insights into whether these events will have or are reasonably likely to have a material impact (favorable or unfavorable) on your liquidity, capital resources or earning trends.

10. Regarding your residential mortgages re-classified as assets held for investment, explain to us how you intend to recognize income on these mortgages going forward. Please provide us a numerical example of your accounting. Also, please cite the supporting GAAP literature for your policy. Your discussion should address loans where interest is accruing, as well as those on non-accrual status. When addressing loans on non-accrual status, please specifically address the accounting for the discount associated with the loans, which arose upon the transfer of the loans from held for sale (where they were carried at the lower of cost or market) to held for investment.

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Please respond to the above comments within 10 business days or tell us when you will provide us with a response.  Please submit your correspondence over EDGAR. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director